UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Life Spectacular, Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-3571886
State or other jurisdiction of incorporation or organization.	(I.R.S. Employer Identification No.)

7901 4th St N STE 4916

St. Petersburg, Florida

(Full mailing address of principal executive offices)

415-295-6008

(Issuer’s telephone number, including area code)

LIFE SPECTACULAR, INC.

FINANCIAL STATEMENTS

AS OF AND FOR JUNE 30, 2021

LIFE SPECTACULAR, INC.

BALANCE SHEETS

	June 30,	December 31,
	2021	2020
ASSETS	(unaudited)
Current assets:
Cash and cash equivalents	$5,701,348	$3,195,157
Due from related parties	5,807	19,945
Inventory	2,691,420	1,063,974
Prepaid expenses and other current assets	532,600	1,394,003
Deferred offering costs	159,576	-
Total current assets	9,090,751	5,673,079
Deposits	-	2,200
Total assets	$9,090,751	$5,675,279

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,983,588	$907,886
Accrued expenses	522,516	509,333
Deferred revenue	86,846	837,099
Merchant advances	6,616,651	1,077,439
Loan payable, current	554,013	49,367
Total current liabilities	9,763,614	3,381,124
Loan payable	149,900	174,333
Future equity obligations	9,365,000	9,365,000
Total liabilities	19,278,514	12,920,457

Commitments and contingencies (Note 10)

Stockholders’ deficit:
Preferred stock, $0.00001 par 24,299,880 shares authorized, no shares issued or outstanding	-	-
Common stock, $0.00001 par, 65,000,000 shares authorized, 26,048,835 shares issued and outstanding as of both June 30, 2021 and December 31, 2020, respectively	260	260
Additional paid-in capital	84,411	6,650
Accumulated deficit	(10,272,434)	(7,252,088)
Total stockholders’ deficit	(10,187,763)	(7,245,178)
Total liabilities and stockholders’ deficit	$9,090,751	$5,675,279

See accompanying notes to these financial statements

LIFE SPECTACULAR, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2021	2020
	(unaudited)
Net revenues	$9,300,173	$3,155,453
Cost of net revenues	2,345,206	964,828
Gross profit	6,954,967	2,190,625

Operating expenses:
General and administrative	1,531,274	745,914
Sales and marketing	7,571,297	2,194,651
Research and development	679,183	228,523
Total operating expenses	9,781,754	3,169,089

Loss from operations	(2,826,787)	(978,464)

Other income (expense):
Interest expense	(193,559)	(42,605)
Other income	-	7,000
Total other income (expense), net	(193,559)	(35,605)

Provision for income taxes	-	-
Net loss	$(3,020,346)	$(1,014,069)

Weighted average common shares outstanding - basic and diluted	26,048,835	26,048,835
Net loss per common share - basic and diluted	$(0.12)	$(0.04)

See accompanying notes to these financial statements.

LIFE SPECTACULAR, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

					Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances at December 31, 2019	-	$-	26,048,835	$260	$6,650	$(4,377,825)	$(4,370,915)
Net loss	-	-	-	-	-	(1,014,069)	(1,014,069)
Balances at June 30, 2020 (unaudited)	-	$-	26,048,835	$260	$6,650	$(5,391,894)	$(5,384,984)

Balances at December 31, 2020	-	$-	26,048,835	$260	$6,650	$(7,252,088)	$(7,245,178)
Stock-based compensation	-	-	-	-	77,761	-	77,761
Net loss	-	-	-	-	-	(3,020,346)	(3,020,346)
Balances at June 30, 2021 (unaudited)	-	$-	26,048,835	$260	$84,411	$(10,272,434)	$(10,187,763)

See accompanying notes to these financial statements.

LIFE SPECTACULAR, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2021	2020
	(unaudited)
Cash flows from operating activities:
Net loss	$(3,020,346)	$(1,014,069)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	77,761	-
Forgiveness of PPP loan	(73,800)	-
Changes in operating assets and liabilities:
Inventory	(1,627,446)	(68,219)
Prepaid expenses and other current assets	861,403	437,376
Accounts payable	1,075,682	255,766
Accrued expenses	13,183	245,105
Deferred revenue	(750,253)	221,878
Net cash used in (provided by) operating activities	(3,443,816)	77,837
Cash flows from investing activities:
Proceeds (repayments) from related parties	14,138	8,282
Deposits	2,200	-
Net cash used in (provided by) investing activities	16,338	8,282
Cash flows from financing activities:
Proceeds from merchant advances	8,200,000	-
Repayments of merchant advances	(2,660,768)	(309,139)
Proceeds from future equity obligations	-	250,000
Issuance of loan payable	1,300,000	223,700
Repayments of loan payable	(745,987)	-
Deferred offering costs	(159,576)	-
Net cash provided by financing activities	5,933,669	164,561
Net increase in cash and cash equivalents	2,506,191	250,680
Cash and cash equivalents at beginning of period	3,195,157	1,968,494
Cash and cash equivalents at end of period	$5,701,348	$2,219,174

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$193,559	$42,605

Supplemental disclosure of non-cash financing activities:
Merchant advances	$-	$382,500

See accompanying notes to these financial statements.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIALS

1.	NATURE OF OPERATIONS

Life Spectacular, Inc. (the “Company”), dba Proven Skincare, is a corporation formed on May 11, 2017 under the laws of the State of Delaware. The Company sells customized skincare products through its website and online platform to individual customers directly. The Company is headquartered in St. Petersburg, Florida.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $3,020,346 and $1,014,069 for the six months ended June 30, 2021 and 2020, respectively, and has used cash in operations in 2021. As of June 30, 2021, the Company had an accumulated deficit of $10,187,763. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of Simple Agreements for Future Equity and Merchant Advances (see Notes 6 and 7). No assurance can be given that the Company will be successful in these efforts.

The Company is seeking to complete a Regulation A+ offering. Upon the closing of a qualified offering, the Company’s outstanding future equity obligations may automatically convert into preferred shares (see Note 7). In the event the Company does not complete an offering, the Company expects to seek additional funding through private equity or debt financings. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Unaudited Interim Financial Information

The accompanying financial statements and related footnote disclosures for the six months ended June 30, 2021 and 2020 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the Company’s opinion, reflect all adjustments necessary to present fairly the Company’s financial position as of June 30, 2021 and results of its operations, and cash flows for the periods ended June 30, 2021 and 2020. The results for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other periods.

Stock Split

On May 24, 2021, the Company effectuated a 3-for-1 forward stock split of its issued and outstanding shares of common stock. Furthermore, the Company’s corrected and amended Certificate of Incorporation authorized the Company to issue a total of 65,000,000 shares of common stock, $0.00001 par value. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition, the valuations of common stock, and future equity obligations. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIALS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. On June 30, 2021, all of the Company’s cash and cash equivalents were held at two accredited financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The carrying values of the Company’s accounts receivable, prepaid expenses, accounts payable, and accrued expenses and approximate their fair values due to the short maturity of these instruments. The Company’s future equity obligations are carried at fair value, determined based on Level 3 inputs in the fair value hierarchy described above (see Notes 4 and 7).

Inventory

Inventories consist of components, finished goods, and products in transit from the Company’s suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to the cost of goods sold to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

As of June 30, 2021 and December 31, 2020, inventory included approximately $643,000 and $364,000 in transit, respectively.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2018. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIALS

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue solely from e-commerce transactions, which is considered a single performance obligation. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred. Revenue is deferred in instances when performance obligations are incomplete, see Contract Liability below

The Company deducts discounts, sales tax, and estimated refunds to arrive at net revenue. Sales tax collected from clients is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expenses and are therefore not evaluated as a separate performance obligation.

Contract Liability

Contract liabilities are recorded when a customer pays consideration, or the Company has a right to an amount of consideration that is unconditional, before the transfer of a good or service to the customer and thus represents the Company’s obligation to transfer the good or service to the customer at a future date. The Company’s contract liabilities are included as deferred revenue on the balance sheets and consist of (i) payments received in advance of product delivery to the customer and (ii) the promise of future products to be delivered to existing customers. As of June 30, 2021 and December 31, 2020, total contract liabilities were $86,846 and $837,099, respectively. The Company expects deferred revenue for all contract liabilities to be recognized within one year.

Cost of Revenue

Cost of revenue consists of the costs of inventory sold, packaging materials costs, inbound freight, and customs and duties.

Sales and Marketing

Sales and marketing expenses include advertising costs, fulfillment center operations, and payment processing fees.

Advertising costs are expensed as incurred. Advertising costs were $4,740,252 and $1,432,825 for the six months ended June 30, 2021 and 2020, respectively.

The Company also includes outbound freight associated with shipping goods to customers as a component of sales and marketing expenses. During the six months ended June 30, 2021 and 2020, shipping and handling costs were $533,982 and $291,585, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits costs, professional services, and information technology.

Research and Development Costs

Costs related to the development of the Company’s products and future offerings are included in research and development expenses and are expensed as incurred.

Sales Tax

In 2020, it was determined that the Company’s sales may be subject to sales tax in certain jurisdictions. The Company has an estimated liability of approximately $280,000 for potential sales tax exposure as of June 30, 2021 and December 31, 2020. The Company believes that the ultimate resolution will not be materially different from the estimated liability recorded.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of June 30, 2021, the Company had capitalized deferred offering costs of $159,576.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIALS

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. As of June 30, 2021 and 2020, there was an indeterminable number of shares that were potentially dilutive based on the Company’s outstanding future equity obligations (see Note 7).

Recently Issued and Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019 with no effect on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIALS

4.	FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities are subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value Measurements as of June 30, 2021 (unaudited) Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Future equity obligations	$-	$-	$9,365,000	$9,365,000
	$-	$-	$9,365,000	$9,365,000

	Fair Value Measurements as of December 31, 2020 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Future equity obligations	$-	$-	$9,365,000	$9,365,000
	$-	$-	$9,365,000	$9,365,000

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations use assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assess these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	June 30,	December 31,
	2021	2020
	(unaudited)
Merchant advance credit	$-	$590,642
Prepaid inventory and deposits	473,431	781,371
Other	59,169	21,990
	$532,600	$1,394,003

6.	DEBT

Merchant Advances

The Company has entered into revenue-share or future receipts purchase master agreements (“merchant advances”) with two lenders. In connection with the agreements, the Company receives an advance in the form of credit (merchant advance credit) to be used for selected vendor transactions or approved vendor transactions. The Company repays its outstanding merchant advance based upon a percentage of future receivables through payment-processor receipts. The Company is responsible for paying the merchant advance regardless of whether the merchant advance credit is utilized.

During the six months ended June 30, 2021 and 2020, the Company received merchant advances totaling $8,200,000 and $382,500, respectively. Merchant advance transaction fees are included as interest expenses in the statement of operations. During the six months ended June 30, 2021 and 2020, the Company made repayments on merchant advances totaling $2,660,768 and $309,139, respectively. As of June 30, 2021 and December 31, 2020, amounts owed under merchant advance arrangements were $6,616,651 and $1,077,439, respectively.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIALS

As of June 30, 2021 and December 31, 2020, the Company had $0 and $590,642 of unused merchant advance credit, which are included in prepaid expenses and other current assets in the balance sheets.

Loan Payable

In January 2021, the Company entered into a Credit and Security Agreement for proceeds of $1,300,000. The note bears interest at 11.75% per annum and matures on January 14, 2022. During the six months ended June 30, 2021, the Company made repayments totaling $745,987 and the outstanding principal was $554,013.

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $73,800 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for the forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. In May 2021, the Company received notification of full forgiveness of the PPP Loan.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. On June 30, 2020, the Company was notified that its EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum. The Loan has repayment terms that commence one year after the origination date.

7.	FUTURE EQUITY OBLIGATIONS

Through December 31, 2018, the Company entered into Simple Agreements for Future Equity (“SAFE”) for an aggregate purchase amount of $2,403,171 (“Initial SAFEs”). During the year ended December 31, 2019, the Company entered into SAFEs for an aggregate purchase amount of $3,806,112 (“2019 SAFEs”). In 2020, the Company received an additional $3,110,000 in proceeds from SAFEs (“2020 SAFEs”).

The agreements, which provide the right of the investors to future equity in the Company, are subject to a range of valuation caps. The Initial SAFEs have valuation caps ranging from $5,700,000 to $15,000,000, the 2019 SAFEs have valuation caps of $12,000,000, and the 2020 SAFEs have valuation caps ranging from $30,000,000 - $60,000,000.

If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (valuation cap dividend by the number of dilutive shares outstanding) if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company’s capital stock. The SAFE will expire and upon either the issuance of stock to the investor pursuant to the above or payment.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIALS

8.	STOCKHOLDERS’ DEFICIT

Common Stock

On May 24, 2021, the Company effectuated a 3-for-1 forward stock split of its issued and outstanding shares of common stock. Furthermore, the Company’s corrected and amended Certificate of Incorporation authorized the Company to issue a total of 65,000,000 shares of common stock and 24,299,880 shares of preferred stock, $0.00001 per share.

As of June 30, 2021 and December 31, 2020, the Company had 26,048,835 and 0 shares of common and preferred stock outstanding respectively.

Each holder of common stock will be entitled to one vote for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro-rata based on the number of shares held.

Life Spectacular, Inc. 2017 Stock Plan

The Company has adopted the Life Spectacular, Inc. 2017 Stock Plan (“2017 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 1,411,765 shares as of June 30, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. As of June 30, 2021, there were 716,242 shares available for grant.

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2020	-	$-	$-
Granted	695,523	0.60
Exercised	-	-
Forfeited	-	-
Outstanding as of June 30, 2021 (unaudited)	695,523	$0.60	$109,779

Exercisable as of June 30, 2021 (unaudited)	199,842	$0.60

As of June 30, 2021, the weighted average duration to the expiration of outstanding options was 9.7 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Six Months Ended
	June 30,
	2021	2020
	(unaudited)
Risk-free interest rate	0.75%	n/a
Expected term (in years)	6.06	n/a
Expected volatility	55.00%	n/a
Expected dividend yield	0%	n/a
Fair value per stock option	$0.45	n/a

The total grant-date fair value of the options granted during the six months ended June 30, 2021 was $310,774. Stock-based compensation expense for stock options of $77,761 was recognized under FASB ASC 718 for the six months ended June 30, 2021. Total unrecognized compensation costs related to non-vested stock option awards amounted to $233,013 as of June 30, 2021, which will be recognized over a weighted-average period of 2.7 years.

9.	RELATED PARTY TRANSACTIONS

The Company’s founders have received various advances from the Company. As of June 30, 2021 and December 31, 2020, related party receivables were $5,807 and $19,945, respectively. The advances are non-interest bearing, unsecured, and due on demand.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIALS

10.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition, or results of operations.

11.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through Oct 27, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

In July 2021, the Company entered into a Future Receipts Purchase Master Agreement, with terms similar to the merchant advances described in Note 6. Through the issuance date, the Company has received approximately $900,000 in merchant advances, and approximately $200,000 is outstanding under this arrangement as of Oct 27, 2021.

In August 2021, the Company qualified a Regulation A offering for units consisting of shares of Series A preferred stock and common stock.

In August 2021, the Company entered into a Future Receipts Purchase Master Agreement, with terms similar to the merchant advances described in Note 6. Through the issuance date, the Company has received approximately $4,500,000 in merchant advances, and approximately $7,500,000 is outstanding under this arrangement as of Oct 27, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFE SPECTACULAR, INC.

By	/s/ Ming S. Zhao, Principal Executive Officer

Date	10/27/2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

By	/s/ Ming S. Zhao, Principal Executive Officer

Date	10/27/2021

By	/s/ Zaoshi Yuan, Principal Financial Officer, Principal Accounting Officer and Director

Date	10/27/2021